 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)1

Enzon Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

293904108
(CUSIP Number)

March 18, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

	Jonathan Couchman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,717,666
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,627,496
PERSON WITH	7	SOLE DISPOSITIVE POWER

		4,717,666
	8	SHARED DISPOSITIVE POWER

		2,627,496
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,345,162
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6%
12	TYPE OF REPORTING PERSON

	IN

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CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Couchman Family Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		400,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Xstelos Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,594,232
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,594,232
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,594,232
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.6%
12	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Myrexis, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		633,264
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

633,264
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

633,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.4%
12	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 293904108

Item 1(a).	Name of Issuer:

Enzon Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

20 Commerce Drive, Suite 135

Cranford, NJ 07016

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Jonathan Couchman (“Mr. Couchman”)

c/o Couchman Management LLC

600 Fifth Avenue, 2nd Floor

New York, NY 10020

Citizenship: United States

Couchman Family Fund (the “Foundation”)

c/o Couchman Management LLC

600 Fifth Avenue, 2nd Floor

New York, NY 10020

Citizenship: Delaware

Xstelos Corp. (“Xstelos”)

600 Fifth Avenue, 2nd Floor

New York, NY 10020

Citizenship: Delaware

Myrexis, Inc. (“Myrexis”)

c/o Couchman Management LLC

600 Fifth Avenue, 2nd Floor

New York, NY 10020

Citizenship: Delaware

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

293904108

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CUSIP No. 293904108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on March 27, 2020, Mr. Couchman beneficially owned 4,717,666 shares of Common Stock, which are held in Mr. Couchman’s retirement accounts.

As of the close of business on March 27, 2020, the Foundation beneficially owned 400,000 shares of Common Stock. Mr. Couchman is the sole trustee of the Foundation and, accordingly, may be deemed to beneficially own the 400,000 shares of Common Stock owned by the Foundation.

As of the close of business on March 27, 2020, Xstelos beneficially owned 1,594,232 shares of Common Stock. Xstelos is controlled by Mr. Couchman and, accordingly, Mr. Couchman may be deemed to beneficially own the 1,594,232 shares of Common Stock owned by Xstelos.

As of the close of business on March 27, 2020, Myrexis beneficially owned 633,264 shares of Common Stock. Mr. Couchman is the Chief Executive Officer of Myrexis and, accordingly, Mr. Couchman may be deemed to beneficially own the 633,264 shares of Common Stock owned by Myrexis.

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CUSIP No. 293904108

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares of Common Stock reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares of Common Stock reported herein that are not directly owned by such Reporting Person.

(b)	Percent of class:

As of the close of business on March 27, 2020 (i) Mr. Couchman may be deemed to beneficially own approximately 16.6% of the outstanding shares of Common Stock; (ii) the Foundation beneficially owned less than 1% of the outstanding shares of Common Stock; (iii) Xstelos beneficially owned approximately 3.6% of the outstanding shares of Common Stock; and (iv) Myrexis beneficially owned approximately 1.4% of the outstanding shares of Common Stock, in each case based on 44,214,603 shares of Common Stock outstanding as of February 7, 2020, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 19, 2020.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

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CUSIP No. 293904108

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 293904108

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2020

/s/ Jonathan Couchman
JONATHAN Couchman

XSTELOS CORP.

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	President and Chief Executive Officer

COUCHMAN FAMILY FUND

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	Trustee

myrexis, inc.

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	President and Chief Executive Officer

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